UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

09624H109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	09624H109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,100,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 55.3%*

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon the information set forth in the Quarterly Report on Form 10-Q of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), as filed with the Securities and Exchange Commission on August 6, 2010, there were 32,701,062 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of July 3, 2010.  As of the filing date of this Schedule 13D Amendment No. 3, Cerberus ABP Investor LLC, a Delaware limited liability company ("Cerberus ABP"), holds 18,100,000 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Schedule 13D Amendment No. 3, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.3% of the Shares deemed issued and outstanding.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on December 22, 2004, the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on July 22, 2010 (“Amendment No. 1”) and the Schedule 13D Amendment No. 2 filed with the SEC by Mr. Feinberg on September 28, 2010 (“Amendment No. 2”).  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1 or Amendment No. 2.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1 and Amendment No. 2, unless otherwise defined herein.

Item 4.                  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph after the last paragraph thereof:

The Amended Offer expired at midnight, New York City time, on Monday, October 18, 2010 (the “Expiration Date”).  The number of Shares validly tendered and not withdrawn prior to the Expiration Date did not satisfy the 90% Condition.  As a result, under the terms of the Amended Offer, Cerberus ABP and CCM were not required to, and did not, accept for payment any tendered Shares and terminated the Amended Offer, and Shares tendered in the Amended Offer will be returned to stockholders who tendered in the Amended Offer.

Item 5.                  Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

        Based  upon the  information set forth in the Quarterly Report on Form 10-Q of the Company, as filed with the SEC on August 6, 2010, there were 32,701,062 Shares issued and outstanding as of July 3, 2010.  As of the filing date of this Amendment No. 3, Cerberus ABP owns 18,100,000 Shares.  Stephen  Feinberg,  through  one  or  more  intermediate  entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Cerberus ABP.  Thus, as of the filing date of this Amendment No. 3, for the purposes of Reg. Section  240.13d-3,  Mr. Feinberg is deemed to beneficially own 18,100,000 Shares, or 55.3% of the Shares deemed issued and outstanding.

        Since the filing of Amendment No. 2 through the filing date of this Amendment No. 3, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph immediately after the sixth paragraph thereof (which sixth paragraph thereof is the third of three paragraphs added to Item 6 by Amendment No. 2):

The Stockholder Agreement terminated pursuant to its terms as a result of the termination of the Amended Offer on the Expiration Date.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2010

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).